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jcummins@sidley.com (212) 839-5374	FOUNDED 1866

January 9, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Pamela Long
Sherry Haywood
Tracey McKoy
Terence O’Brien

Re:	TRI Pointe Homes, LLC
Registration Statement on Form S-1
Filed December 21, 2012
File No. 333-185642

Ladies and Gentlemen:

TRI Pointe Homes, LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted pursuant to Regulation S-T Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 (File No. 333-185642) (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended. On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated January 4, 2013 from Ms. Pamela Long, Assistant Director. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes made from the filing of the Registration Statement with the Commission on December 21, 2012.

General

1.	We will process your amendments without price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon. Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide.

Response: The Staff’s comment is duly noted.

Securities and Exchange Commission

Division of Corporation Finance

2.	We may have further comments once items that are currently blank, such as the use of proceeds, capitalization and dilution sections are completed.

Response: The Staff’s comment is duly noted.

3.	We also note that you intend to provide several of your exhibits to your registration statement in a future amendment. Similar to our preceding comment, we will need a reasonable period of time to review these exhibits. We also note that you must file a signed and dated legal opinion prior to effectiveness. We may have additional comments after reviewing these exhibits.

Response: The Staff’s comment is duly noted.

Prospectus Cover Page

4.	Please remove the term “Joint Book-Running Managers” from the front cover page of the prospectus, as this information is more appropriate for disclosure on the back cover page.

Response: The referenced term has been removed from the front cover page of the prospectus in accordance with the Staff’s comment.

Note 11 – Unaudited Pro Forma Loss per Share, page F-22

5.	Please clarify whether the pro forma net loss per share will include the conversion of members’ equity into common shares in connection with your conversion into a corporation. Please revise to ensure your discussion here and throughout the document clearly describes the terms of the conversion, including a presentation or description of the capital structure after this conversion but separate from the effects of the offering. Please ensure the discussion of dilution on page 41 discloses the net tangible book value per share after the change in capital structure and before the offering and appropriately demonstrates the impact of the offering. When the presentation of pro forma and adjusted financial information throughout the filing is complete (e.g. Note 11, Capitalization, Dilution, etc.), we may have additional comment. In your response, please consider providing draft disclosure with sample numbers to facilitate our review.

Response: The referenced disclosure has been clarified on pages F-22 and F-23, as well as on page 43 and elsewhere in the prospectus, in accordance with the Staff’s comment. We respectfully advise the Staff that, promptly upon the determination of the price range referred to on the cover page of the prospectus, the Company intends to supplementally provide the Staff with draft pages from the Registration Statement reflecting the price range and otherwise completing related disclosures throughout the filing, including the presentation of Use of Proceeds, Capitalization, Dilution and pro forma and other financial information.

Securities and Exchange Commission

Division of Corporation Finance

We believe that the proposed modifications to Amendment No. 1, and the supplemental information contained herein, are responsive to the Staff’s comments. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374 or Michael A. Gordon at (312) 853-2217.

Very truly yours,

/s/ J. Gerard Cummins

J. Gerard Cummins

cc:	Douglas F. Bauer
Thomas J. Mitchell
Michael D. Grubbs
Michael A. Gordon
Dhiya El-Saden